Acme United Corporation
60 Round Hill Road
Fairfield, CT  06824


January 31, 2006

Nili Shah, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation

Dear Ms. Shah:

This letter is in response to your December 22, 2005 comment letter relating to our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the quarter ended September 30, 2005. Each of your comments accompanied by our responses is provided below.

Form 10-K for the Year Ended December 31, 2004
----------------------------------------------

Your Comment:

Item 1. Business, page 2
------------------------

1. We note your disclosure of the three major customers. In future filings, please provide the complete financial statement footnote disclosure required by paragraph 39 of SFAS No. 131.

Our Response:

Paragraph 39 of SFAS 131 requires a registrant to disclose in a footnote to the financial statements, information about the extent of its reliance on its major customers. Paragraph 39 also requires the registrant to disclose revenue from a single external customer which meets or exceeds a 10% threshold of total enterprise revenue. After further review of the disclosure in our Form 10-K for the year ended December 31, 2004, we note that we have met the requirement disclosing revenue from our top three customers. Staples, Inc., Office Max, and United Stationers represented an aggregate of 43%, 46% and 46% of total revenue for the fiscal years ended 2004, 2003 and 2002, respectively. We also note the need for further disclosure required by paragraph 39 and in future filings, starting with our Form 10-K for fiscal year end December 31, 2005, we will disclose the percentage of total revenue for each customer that meets or exceeds the 10% threshold in addition to the aggregate percentage of all customers that meet or exceed the 10% threshold.

Acme United Corporation
                                                                     Page 2 of 7

Your Comment:

2. We note that you have separate businesses in the United States, Germany, Canada, and Hong Kong. Your income tax disclosures suggest that the German operations are consistently less profitable than the domestic operations. The disclosures in Note 10 reflect varying revenue growth rates. It is not clear how you determined that there is only one reportable segment as contemplated by SFAS
131. Please provide us with copies of the relevant financial reports reviewed by your chief operating decision maker - See paragraph 10 of SFAS 131.

Our Response:

The objective and basic principles of SFAS 131 are to provide information about the different types of business activities and economic environments in which an enterprise is engaged in order to give users of the financial statements a better understanding of the Company's performance, assess its prospects for the future and make informed judgments about the company. Our principal products are scissors, shears, rulers, first aid kits, and related products which are sold primarily to wholesale, contract and retail stationery distributors, office supply super stores, school supply distributors, drug store retailers and mass market retailers. Although we have operations in the United States, Canada, Europe and Hong Kong, our products, processes, types of customers, distribution methods and regulatory issues are similar across all geographic locations.

In the mid 1990's, the Company made a strategic business decision to restructure operations by transferring manufacturing to lower cost third party factories. The North American businesses transferred production to lower cost third party factories in the mid to late 1990's. The European operations did not transfer manufacturing until the end of 2003. The gross margins for the European operations are similar to North America. The gross margins for North America averaged 45% for the nine months ended September 30, 2005 and the gross margins for Europe averaged 37% for the same period. Management considers these gross margins as indicative of similar economic characteristics. The level of SG&A expenses in Europe for that same period were higher as a percentage of sales than in the United States and Canada largely because the restructuring resulted in declines in revenue, a trend which has been reversed. As a result, the European operations were less profitable than those in North America however; they continue to make progress towards profitability. The European operations lost $1.1 million in 2003 and $470,000 in 2004. The 2005 loss is expected to amount to approximately $300,000 and as the sales volume continues to increase, we expect the European operations to be close to breakeven in 2006.

Revenue growth rates for the United States, Canada and Europe for the nine months ended September 30, 2005 were 21%, 13% and 22%, respectively.

Acme United Corporation's operations are managed by one group. Operating results are reviewed and evaluated by senior management on a regular basis. Strategic planning is based on one segment.

Acme United Corporation
                                                                     Page 3 of 7

The Chief Operating Decision Maker assesses the Company's performance by regularly reviewing the operating results as a single segment and reviews financial information presented on a consolidated basis, accompanied by disaggregated information by geographic region.

Based on those facts, the information reviewed by the Chief Operating Decision Maker and the aggregation criteria outlined in paragraph 17 of SFAS 131, we have determined that under the criteria of paragraph 17 of SFAS 131 we have one reportable operating segment. Geographic data is reported in Note 10 of our 2004 Form 10-K in accordance with the requirements of SFAS 131. Management assesses its SFAS 131 disclosures each year and if the principles of aggregation do not apply in the future, the Company's disclosure will be modified.

You have requested that we provide to you certain financial reports reviewed by our CODM. In response to this request, we are providing to you, pursuant to Rule 83, under separate cover a hard copy of each of the following confidential financial reports, together with the appropriate confidentiality request:

    Consolidating Balance Sheet as of May 31, 2005
    Consolidating Statement of Operations for the five months ended May 31, 2005

Your Comment:

Results of Operations, page 6
-----------------------------

3. In future filings please expand your discussion of your results of operations. Identify the new products that materially impacted sales growth. Discuss the economic and competitive factors that enabled the increase in market share. Discuss the impact of any product price changes on sales and/or gross margins. Refer to Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our Response:

The Company has read release No. 33-8350 and understands the importance of an informative MD&A. In future filings, we will provide more detailed information regarding items that have had a material impact on financial statement line items.


Form 10-Q for the Quarter Ended September 30, 2005
--------------------------------------------------

Your Comment:

4. Given the materiality of inventory and receivables to your financial position and liquidity, please revise MD&A in future filings to consistently disclose the inventory and receivable turnover ratios for each period presented. Please explain any variances. We note that the increases in these asset accounts appear substantially disproportionate to the corresponding increases in sales. Further, it is not clear why the third quarter inventory build-up is attributed to an "anticipation of future business" given that fourth quarter sales are traditionally weaker due to the seasonality of your business. See item 303(b)(1) of Regulation S-K.

Acme United Corporation
                                                                     Page 4 of 7

Our Response:

We agree to implement your recommendations in future filings when a material change has occurred. We generally experience stronger sales in the second and third quarters of each year in comparison to the first and fourth quarters as a result of the seasonal nature of the Back-to-School business. Accordingly, our accounts receivable balance will increase during the second and third quarters and show a decline in the fourth quarter as receivables are collected. In response to the inventory build-up comment, a business decision was made in 2005 to build inventory levels in response to anticipated product demand given the lengthy lead times associated with product availability and our customer's requirements for complete and on-time deliveries. In past filings, we have focused on working capital and discussed our total debt outstanding. In future filings we will add additional disclosure regarding inventory and receivable balances, as appropriate.

Your Comment:

5. The disclosure in Note 7 states that the tenant paid all insurance on the Bridgeport property. In a letter of supplemental information, and in future fillings, please explain why the building damage was not covered by insurance. Disclose also the business purpose of the arrangement whereby the tenant was given a one dollar purchase option and was allowed to lease the property for one dollar per year under the 24 year lease. Given the immaterial fair value of the property, it is not clear how any substantive benefit was gained by the Registrant through this arrangement. Clarifying disclosure is required given the significant impact the loss has on annual operating results and on liquidity.

Our Response:

The building damage, specifically the collapse of the roof occurred, on July 21, 2005. The lessee filed an insurance claim on August 24, 2005. The insurance company investigated the facts and circumstances surrounding the claim and determined that the roof had collapsed due to wear, tear, deterioration, wet rot, dry rot and lack of maintenance of the premises. They stated in a letter dated October 18, 2005 that the causes of the loss were not insured perils under the tenant's policy and denied coverage.

The failure to perform maintenance by the lessee eventually led to the Company's decision to take over responsibility of the property as explained below.

Acme United Corporation
                                                                     Page 5 of 7

The Company ceased using the Bridgeport property as a manufacturing facility in September 1996. Operations were consolidated into Acme's North Carolina facility. The Company continued to pay property taxes, insurance, maintenance and other operating costs which totaled approximately $107,000 annually. The Company leased a small part of the property for $32,000 resulting in a net cost of $75,000 annually. In October 1998, the Company leased the entire property to an unrelated commercial real estate company for a term of 24 years. The lease had provided for the payment of one dollar ($1.00) per year as base rent and required that the tenant pay all taxes, insurance and other expenses in connection with the property. At the time, Acme considered the cost savings from leasing the property, for which Acme had no specific use, an appropriate basis for the arrangement.

The Company had written off the value of the property by the end of 1998.

Since October 1998, the tenant leased portions of the buildings to subtenants, primarily for use as commercial warehouses. Approximately 30% of the total square footage is subject to subleases. The remainder has been empty since 1996.

On July 28, 2005, the Building Department of Bridgeport informed Acme United by faxed letter that pursuant to a call from the Bridgeport Fire Department, an inspection of the premises was made on July 21, 2005. The roof of a portion of a building had collapsed that day. The Company received notice that it must either repair certain portions of the damaged building and two others or demolish them because of unsafe conditions. The Company was ordered to begin the necessary work to make the buildings safe within 30 days from receipt of the letter.

On July 29, 2005, the Company notified the tenant of the action by the building inspector and that under the terms of the lease the tenant had the entire responsibility for compliance with the order. The lessee subsequently refused to assume responsibility for the repair or demolition. Acme considered legal action under the terms of the lease to force the lessee to pay for the repair or demolition. However, the Company believed that the city will require action over a time period shorter than the time required to file a lawsuit and to bring the action to a conclusion.

As a result of discussions between the Company and the tenant regarding the required repair or demolition, the Company and the tenant agreed to terminate the lease. Pursuant to a Termination of Lease agreement entered into by the Company and the tenant on September 16, 2005, the parties terminated this lease, effective September 1, 2005. As part of the lease termination, the Company paid $400,000 to the tenant in exchange for rights to the rental income from the leases with current sub-tenants.

The Company also decided to demolish all unoccupied structures on the property. The unoccupied structures are abandoned manufacturing buildings that had been constructed over one hundred years ago.

Acme United Corporation
                                                                     Page 6 of 7

The Company filed a report on Form 8-K on September 20, 2005, reporting the lease termination, demolition plans and related matters.

In the quarter ended September 30, 2005, the Company accrued a charge of approximately $1.5 million related to the estimated cost to demolish the structures and remove certain environmentally hazardous material, specifically asbestos included in the buildings to be demolished. Removal of asbestos is legally required prior to demolition. The estimates were based on a third party contractor's bid.

The demolition and asbestos removal costs are expected to be incurred in the first half of 2006. The costs will be paid with funds borrowed under the Company's existing revolving credit facility and will not have a material impact on the Company's liquidity.

The Company is currently pursuing ways to redevelop the property in order to create maximum value.

As requested, the Company will include additional disclosure in future filings, including the impact the loss had on annual operating results and liquidity.

Your comment:

6. The disclosure in Note 7 states that the $1.5 million loss provision covers the July 2005 property damage as well as environmental remediation costs. Given the magnitude of this charge, please explain in a letter of supplemental information your basis for the disclosure contained in Note 2 to the June 30, 2005 10-Q. We may have further comment.

Our Response:

We filed the 10-Q for our second quarter ended June 30, 2005 on July 28, 2005. On July 28, 2005 the Building Department of Bridgeport informed Acme United by faxed letter that it must either repair certain portions of the damaged building and two others or demolish them because of unsafe conditions. The Company did not anticipate exposure to the Company including the need to remove asbestos from the buildings. The removal of asbestos is predicated on the need to perform demolition, which was not considered Acme's responsibility at the time the June 30, 2005 10-Q was filed. On July 29, 2005 the Company notified the tenant of the action by the Building Department and that under the terms of the lease the tenant had the entire responsibility for compliance with the order. The lessee subsequently refused to assume responsibility for the demolition. The Company and the lessee engaged in intensive and at times difficult negotiations, ultimately culminating in an agreement on September 16, 2005. It was only at this time that it became fully apparent to the Company what its financial obligations would be to comply with the Building Department's order and in connection with the termination of the lease. We reported these matters on a Form 8-K which we filed on September 20, 2005.

Acme United Corporation
                                                                     Page 7 of 7

In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

     o Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Acme United Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will contact you the week of January 30, 2006 to ensure your receipt of this letter and respond to any additional questions you may have.

Sincerely,

/s/ Paul G. Driscoll
--------------------
Paul G. Driscoll
Vice President and Chief Financial Officer